Exhibit 99.1

St. John's, NL - November 4, 2025

FORTIS INC. RELEASES THIRD QUARTER 2025 RESULTS, NEW FIVE-YEAR
CAPITAL OUTLOOK AND 4% INCREASE IN FOURTH QUARTER DIVIDEND

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated December 9, 2024 to Fortis' short form base shelf prospectus dated December 9, 2024.

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a diversified leader in the North American regulated electric and gas utility industry, released its third quarter results and 2026-2030 outlook1.

Highlights
•Third quarter net earnings of $409 million or $0.81 per common share, compared to $0.85 per common share in 2024
•Adjusted net earnings per common share2 of $0.87, up from $0.85 in the third quarter of 2024
•Capital expenditures2 of $4.2 billion through September; capital investments of $5.6 billion expected for 2025
•Released 2026-2030 capital plan of $28.8 billion, $2.8 billion higher than prior plan and supporting 7.0% rate base growth3
•Increased fourth quarter common share dividend by 4.1% and extended annual dividend growth guidance of 4-6% through 2030
•Disposition of FortisTCI closed in September 2025 and sale of Belize assets closed in October 2025

"During the third quarter, our utilities delivered earnings growth and executed capital investments in line with expectations," said David Hutchens, President and Chief Executive Officer, Fortis. "Today we are pleased to unveil our largest five-year capital plan of $28.8 billion, an increase of $2.8 billion over our prior plan. The increase is driven by higher transmission investments at ITC, as well as customer growth and reliability investments across our utilities. We remain focused on low-risk, regulated utility growth, and our recent decisions to sell assets further support our funding plan and strengthen the balance sheet. Our highly executable capital plan extends our robust rate base growth and supports annual dividend growth of 4-6% through 2030 for shareholders."

Net Earnings
The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") of $409 million for the third quarter of 2025, or $0.81 per common share, a decrease of $11 million, or $0.04 per common share compared to the third quarter of 2024. The decrease was due to income taxes and closing costs totalling $32 million, or $0.06 per common share, associated with the disposition of FortisTCI.

Excluding the above-noted item, Net Earnings increased by $21 million, or $0.02 per common share, compared to the third quarter of 2024. The increase was primarily due to rate base growth across our utilities, including growth associated with major capital projects. The higher U.S. dollar-to-Canadian dollar exchange rate also contributed to the increase in earnings. The increase was partially offset by higher costs associated with rate base growth not yet reflected in customer rates at UNS Energy, the expiration of a regulatory incentive and a lower allowed rate of return on common equity ("ROE") at FortisAlberta, and higher holding company finance costs.

On a year-to-date basis and excluding the impact of the disposition of FortisTCI as discussed above, Net Earnings increased by $114 million, or $0.18 per common share compared to the same period in 2024. The increase was due to the factors discussed for the quarter, and also reflected growth at Central Hudson due to the rebasing of costs and a higher allowed ROE effective July 1, 2024 and the timing of operating costs in 2025. The increase was partially offset by lower margin on wholesale sales at UNS Energy and the timing of operating costs at FortisAlberta.

The change in earnings per share for both the third quarter and year-to-date periods also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's dividend reinvestment plan.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America ("U.S. GAAP") and may not be comparable to similar measures presented by other entities. Fortis presents these non-U.S. GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance. Refer to the Non-U.S. GAAP Reconciliation provided herein.
3    Reflects the five-year compound annual growth rate calculated using a constant U.S. dollar-to-Canadian dollar exchange rate.

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Adjusted Net Earnings2
Adjusted net earnings attributable to common equity shareholders ("Adjusted Net Earnings") reflects the removal of items that management excludes in its key decision-making processes and evaluation of operating results. For the three and nine months ended September 30, 2025, Net Earnings were favourably adjusted by $32 million related to the disposition of FortisTCI, as previously discussed. There were no adjustments to Net Earnings for the three and nine months ended September 30, 2024.

2025 Capital Expenditures and New Five-Year Capital Plan
Capital expenditures for 2025 are expected to be approximately $5.6 billion, up from $5.2 billion previously anticipated for the year. The increase is driven by higher transmission investments at ITC and a higher forecast U.S. dollar-to-Canadian dollar exchange rate.

The Corporation's new 2026-2030 capital plan totals $28.8 billion, $2.8 billion higher than the previous five-year plan. The increase is primarily driven by higher transmission investments associated with new interconnections, the Midcontinent Independent System Operator ("MISO") long-range transmission plan ("LRTP") and baseline reliability projects at ITC. It also includes incremental capital at UNS Energy, reflecting an increase in transmission and distribution investments to serve load growth, increase reliability, and provide a path for connecting future generation resources. Planned generation investments in Arizona have also been updated to reflect the recently announced Springerville Natural Gas Conversion project. Customer growth and reliability investments across our utilities, as well as a higher assumed U.S. dollar-to-Canadian dollar exchange also contributed to the increase in the five-year plan. The plan is low-risk and highly executable, with only 21% relating to major capital projects.

The five-year capital plan is expected to be funded primarily by cash from operations and regulated debt. Common equity proceeds are expected to be provided by the Corporation's dividend reinvestment plan, assuming current participation levels. The Corporation's $500 million at-the-market common equity program has not been utilized to date and remains available for funding flexibility as required.

Significant opportunities remain beyond the five-year plan, including incremental investments associated with MISO LRTP tranche 2.1 projects. ITC estimates a range of US$3.7 billion to US$4.2 billion in capital expenditures for the MISO tranche 2.1 projects located in Michigan and Minnesota where rights of first refusal are in effect and for projects requiring system upgrades in Iowa which are not subject to a competitive bidding process. Tranche 2.1 investments of only US$0.4 billion have been included in the Corporation's 2026-2030 capital plan. Any additional tranche 2.1 projects awarded to ITC as part of a competitive bidding process would be incremental to the estimated range of investments. ITC is evaluating projects within the portfolio and preparing to bid as deemed appropriate.

Tucson Electric Power ("TEP") is experiencing interest from potential new large retail customers in the manufacturing, data center, and mining sectors with energy demands that may create new energy needs. In particular, negotiations are ongoing with a customer for capacity to support a multi-phase data center development. Additional generation investments would be required to support such capacity requirements, and TEP continues to work with the potential customers to assess capital requirements and associated timelines. TEP and UNS Electric are expecting to file new Integrated Resource Plans in 2026, which will support increasing energy needs while taking into account reliable and affordable energy solutions.

Fourth Quarter 2025 Dividends
The Board of Directors of Fortis has declared the following dividends payable on December 1, 2025 to the Shareholders of Record of the following Shares of the Corporation at the close of business on November 17, 2025:

•$0.3063 per share on the First Preference Shares, Series "F"';
•$0.3826875 per share on the First Preference Shares, Series "G";
•$0.26144 per share on the First Preference Shares, Series "H";
•$0.258290 per share on the First Preference Shares, Series "I";
•$0.2969 per share on the First Preference Shares, Series "J";
•$0.3418125 per share on the First Preference Shares, Series "K";
•$0.3433125 per share on the First Preference Shares, Series "M"; and,
•$0.64 per share on the Common Shares.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes.

Disposition of Assets
The Corporation sold its utility in Turks and Caicos in September 2025, and its assets in Belize, including the non-regulated hydro generation facilities, in October 2025. Proceeds from the dispositions will be used to further strengthen the balance sheet and provide additional funding flexibility in support of our regulated utility growth strategy.

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Regulatory Update
In August 2025, the New York State Public Service Commission approved a three-year rate plan for Central Hudson with retroactive application to July 1, 2025, including the continuation of a 9.5% allowed ROE and a 48% common equity component of capital structure. The three-year rate plan also reflects the use of existing regulatory balances and other measures to reduce customer bill impacts, as well as initiatives to support New York States's energy conservation emission reduction goals.

Outlook
Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. The Corporation's $28.8 billion five-year capital plan is expected to increase midyear rate base from $41.9 billion in 2025 to $57.9 billion by 2030, representing an annual growth rate of 7.0%.3 Fortis expects its long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2030.

Planned capital expenditures are based on forecasted energy demand, labour and material costs, and macro economic factors. The Corporation continues to monitor government policy on foreign trade, including the imposition of tariffs and the potential impacts on the supply chain, commodity prices, the cost of energy and general economic conditions. While it is not possible to predict the impact on the supply chain, business operations or the five-year capital plan, the Corporation does not currently expect a material financial impact in 2025.

Beyond the five-year capital plan, opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of new energy resources; transmission investments associated with the MISO LRTP as well as regional transmission in New York; grid resiliency and climate adaptation investments; investments in renewable gas and liquefied natural gas infrastructure in British Columbia; and the acceleration of load growth and cleaner energy infrastructure investments across our jurisdictions.

The Corporation's ability to achieve its interim greenhouse gas ("GHG") emissions reduction targets of 50% by 2030 and 75% by 2035 is expected to be impacted by factors including significant load growth, customer affordability, the pace of development of clean energy technology as well as federal, state and provincial energy policies. While Fortis remains committed to a coal-free generation mix by 2032 and its 2050 net-zero goal, the Corporation expects it will take longer to achieve the interim GHG reduction targets. As energy resource planning advances across the utilities, Fortis will reassess the interim targets and will share the results once complete.

Non-U.S. GAAP Reconciliation
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2025	2024	Variance	2025	2024	Variance
Adjusted Net Earnings
Net Earnings	409	420	(11)	1,292	1,210	82
Adjusting item:
Disposition of FortisTCI[4]	32	—	32	32	—	32
Adjusted Net Earnings	441	420	21	1,324	1,210	114
Adjusted net earnings per share ($)	0.87	0.85	0.02	2.63	2.45	0.18

Capital Expenditures
Additions to property, plant and equipment	1,362	1,248	114	4,324	3,383	941
Additions to intangible assets	91	52	39	216	142	74
Adjusting items:
Eagle Mountain Pipeline Project[5]	(137)	—	(137)	(369)	—	(369)
Wataynikaneyap Transmission Power Project[6]	—	—	—	—	29	(29)
Capital Expenditures	1,316	1,300	16	4,171	3,554	617

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4    Reflects income taxes and closing costs associated with the disposition of FortisTCI.
5    Represents contributions in aid of construction received for the Eagle Mountain Pipeline project.
6    Represents Fortis' 39% share of capital spending during the construction of the Wataynikaneyap Transmission Power project. Construction was completed in the second quarter of 2024.

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About Fortis
Fortis is a diversified leader in the North American regulated electric and gas utility industry with 2024 revenue of $12 billion and total assets of $75 billion as at September 30, 2025. The Corporation's 9,600 employees serve utility customers in five Canadian provinces, ten U.S. states and the Caribbean.

Forward-Looking Information
Fortis includes forward-looking information in this news release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2025 and 2026 through 2030; annual dividend growth guidance through 2030; the nature, timing, benefits and costs of certain major capital projects, including investments associated with the MISO LRTP and the Springerville Natural Gas Conversion project; expected sources of funding for the capital plan, including sources of common equity proceeds; the nature, timing, benefits and costs of additional investment opportunities, including further investments at ITC associated with the MISO LRTP tranche 2.1 projects, further investments at TEP required to serve potential new large retail customers in the manufacturing, data center and mining sectors, and further investments at TEP and UNS Electric associated with new Integrated Resource Plans expected to be filed in 2026; the expected use of proceeds related to the disposition of assets; forecast rate base and rate base growth through 2030; the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2030; the expectation that government policy on foreign trade, including the imposition of tariffs and the potential impacts on the supply chain, commodity prices, the cost of energy and general economic conditions, will not have a material financial impact on the Corporation in 2025; the nature and benefits of opportunities to expand and extend the capital plan; the 2030 and 2035 interim GHG emissions reduction targets; the expectation that factors, including significant load growth, customer affordability, the pace of development of clean energy technology as well as federal, state and provincial energy policies, will impact the Corporation's ability to achieve its interim GHG emission reduction targets; the expectation that the Corporation will take longer to achieve its interim GHG reduction targets; and the planned reassessment of the Corporation's interim GHG reduction targets and associated disclosure.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: the successful execution of the capital plan; the continued ability to maintain the performance of the electricity and gas systems; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the continued availability of natural gas, fuel, coal and electricity supply; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the Board of Directors of the Corporation exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation; no significant operational disruptions or environmental liability or upset; no severe and prolonged economic downturn; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; and the realization of additional opportunities beyond the capital plan. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference and Webcast
A teleconference and webcast will be held on November 4, 2025 at 8:30 a.m. (Eastern) during which David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's third quarter financial results and new five-year outlook.

Shareholders, analysts, members of the media and other interested parties are invited to listen to the teleconference via the live webcast on the Corporation's website, www.fortisinc.com/investors/events-and-presentations.

Those members of the financial community in Canada and the United States wishing to ask questions during the call are invited to participate toll free by calling 1.833.821.0229. Individuals in other international locations can participate by calling 1.647.846.2371. Please dial in 10 minutes prior to the start of the call. No access code is required.

An archived audio webcast of the teleconference will be available on the Corporation's website two hours after the conclusion of the call until December 4, 2025. Please call 1.855.669.9658 or 1.412.317.0088 and enter access code 1925124#.

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Additional Information
This news release should be read in conjunction with the Corporation's September 30, 2025 Interim Management Discussion and Analysis and Condensed Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Government Relations
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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